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                              August 1, 2023

       Jennifer Zhan
       Chief Executive Officer
       SHINECO, INC.
       Room 1001, Building T5, DaZu Square
       Daxing District, Beijing
       People   s Republic of China

                                                        Re: SHINECO, INC.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Response dated May
30, 2023
                                                            File No. 001-37776

       Dear Jennifer Zhan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2022

       Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE
       Agreements, page 7

   1. We note your response to comment 5 and your revised disclosure here discussing the challenges and risks
involved in the VIE arrangements and enforcing the VIE
                                                        arrangements. Please
also disclose, if true, that the VIE agreements have not been tested in a court of law.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Nudrat
Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
 Jennifer Zhan
SHINECO, INC.
August 1, 2023
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

FirstName LastNameJennifer Zhan                           Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameSHINECO, INC.
                                                          Services
August 1, 2023 Page 2
cc:       David Manno
FirstName LastName